Exhibit 77D - DWS International Fund (a series of
DWS International Fund, Inc.)

Effective on April 15, 2011, the fund's investment strategy and process was changed to reflect the following:

Main investments. The fund invests at least 65% of its total assets in foreign equities (equities issued by foreign-based companies and listed on foreign exchanges), and may invest up to 20% of net assets in foreign debt securities, including convertible bonds.
Although the fund can invest in companies of any size and from any country, it invests mainly in common stocks of established companies in countries with developed economies (other than the United States). The fund's equity investments may also include preferred stocks, depositary receipts and other securities with equity characteristics, such as convertible securities and warrants.

Management process. Portfolio management aims to add value through stock selection. The investment team utilizes a proprietary investment process designed to identify attractive investment candidates from an extensive pool of fundamental research resources, which identify investments that may offer the potential for price appreciation. The investment process also takes into consideration various factors - including country and sector weightings, style and other risk targets relative to the benchmark - and assists portfolio management in devising allocations among particular securities. Portfolio management may buy a security when its research resources indicate the potential for future upside price appreciation or their investment process identifies an attractive investment opportunity.
Conversely, portfolio management may sell a security when its research resources indicate limited future upside or their investment process identifies more attractive investment opportunities elsewhere.

Derivatives. Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions. In addition, portfolio management generally may use forward currency contracts to hedge the fund's exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities.
Portfolio management generally may use structured notes to gain exposure to local shares in foreign markets.

The fund may also use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

Securities Lending. The fund may lend securities (up to one-third of total assets) to approved institutions.
 For internal use only
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 For internal use only
 For internal use only